

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Bruce Jacobs
Chief Financial Officer
200 Arsenal Yards Blvd.
Suite 230
Watertown, Massachusetts

Re: KYMERA THERAPEUTICS, INC.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.2
Filed November 5, 2020
File No. 001-39460

Dear Mr. Jacobs:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance